UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SEALSQ CORP
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G79483106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G79483106

1	Names of Reporting Persons WISeKey International Holding AG
2	Check the appropriate box if a member of a Group (see instructions)		(a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Canton of Zug, Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,001,200
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,001,200
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,001,200
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) Not applicable
11	Percent of class represented by amount in row (9) 38.9%(a)
12	Type of Reporting Person (See Instructions) CO

(a)	All ownership percentages calculated in this Schedule 13G are based upon an aggregate of 15,446,806 Ordinary Shares outstanding on December 31, 2023.

Item 1.

(a)	Name of Issuer:

SEALSQ Corp (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Avenue Louis-Casaï 58

1216 Cointrin, Switzerland

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of WISeKey International Holding AG (the “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is:

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

(c)	Citizenship:

The Reporting Person is a Swiss stock corporation.

(d)	Title and Class of Securities:

Ordinary Shares, US$0.01 par value per Ordinary Share (the “Ordinary Shares”)

(e)	CUSIP No.:

G79483106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

WISeKey INTERNATIONAL HOLDING AG

By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer